April 21, 2015

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Katherine Wray
Juan Migone
Stephen Krikorian

Re:	Apigee Corporation

Registration Statement on Form S-1

File No. 333-202885

Acceleration Request

Requested Date:     April 23, 2015

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Apigee Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-202885) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission

April 21, 2015

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,
Apigee Corporation

/s/ Chet Kapoor

Chet Kapoor
Chief Executive Officer

cc:	Stacey Giamalis

Apigee Corporation

David J. Segre

Mark B. Baudler

Andrew D. Hoffman

Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson

Charles S. Kim

David Peinsipp

Cooley LLP

Stanton Jee

KPMG LLP